February 12, 2007

VIA EDGAR
United States
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attn:    Mr. John Krug
         Mr. Jeffrey Riedler
         Mr. Jim Peklenc
         Mr. Jim Atkinson

RE:      HC INNOVATIONS, INC.
         FORM 10-SB FILED JANUARY 29, 2007
         FILE NO.: 0-52197

Dear Sirs:

    As per recent discussions with Mr. Peklenc, on behalf of HC Innovations, Inc. (the "Company" or "HCI"), please find herewith the Company's supplemental response to comment 5 of your comment letter dated February 5, 2007 in connection with the Company's Form 10-SB, dated January 29, 2007, as amended (the "Registration Statement").

10. LONG-TERM
CONVERTIBLE DEBENTURES, PAGE 16

COMMENT 5: REFER TO YOUR RESPONSE TO COMMENT 12. PLEASE EXPLAIN TO US HOW YOU DETERMINED THAT THE DEBENTURES WERE CONVERTIBLE INTO A FIXED NUMBER OF SHARES WHEN YOUR DISCLOSURE APPEARS TO INDICATE THAT THE "CONVERSION PRICE OF THE DEBENTURES IS EQUAL TO 50% OF THE MARKET PRICE" OF YOUR SHARES AT THE TIME OF THE CONVERSION, THIS FEATURE WOULD SEEM TO INDICATE THAT THE NUMBER OF SHARES INTO WHICH THE DEBENTURES ARE CONVERTIBLE IS VARIABLE,

REVISED RESPONSE TO COMMENT 5:

We agree that the number of shares into which the debentures are convertible is variable and, therefore the host contract does not provide the holder with an option to convert into a fixed number of shares. Therefore, management has determined that the host contract is a not conventional convertible instrument. Management has further analyzed EITF 00-19 paragraphs 12 through 32, which requires additional considerations to support management's assertion for equity classification of the convertible debentures. Management considered the convertible debentures agreements as well as the relevant registration rights agreements and stock subscription agreements (collectively, the "contracts") in the application of EITF 00-19 and concluded the Company would account for the convertible debentures as permanent equity upon conversion as it meets all of the conditions in paragraphs 12 through 32 of EITF 00-19 to be

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classified as equity. The conditions and management responses from paragraphs 12 through 32 are addressed as follows:

THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES. This condition was met. Based on applying paragraph 14 of EITF 00-19 to the registration rights agreements and the convertible debentures agreements there are no provisions requiring the Company to net settle in cash if the Company fails to register the shares. Under the terms of the stock subscription agreements, the debentures are convertible into common shares of the Company at the maturity date and explicitly states that the shares may not be registered upon maturity. Based upon meeting this criteria, the contract would be classified as a permanent equity instrument upon conversion.

THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING. This condition was met. The number of authorized but unissued shares exceeded the maximum number of shares that were required to be delivered under share settlement. This indicates that share settlement was within the control of the Company and the contract would be classified as a permanent equity instrument upon conversion.

THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT. This condition was met. The number of shares that are required to be delivered upon maturity or conversion is limited to a maximum number of shares as specified by the dollar amount of the debentures in the contracts and the fact that the price at conversion cannot go below $0.40.

THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IN THE EVENT THE COMPANY FAILS TO MAKE TIMELY FILINGS WITH THE SEC. This condition was met. The Company's contract relevant to the convertible debentures do not permit a net-cash settlement in the event that the Company does not make timely filings with the SEC.

THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WITH FULL RETURN OF THE AMOUNT DUE (THAT IS, THERE ARE NO CASH SETTLED "TOP-OFF" OR "MAKE-WHOLE" PROVISIONS). This condition is met as there are no required cash payments under the aforementioned circumstances and there are no such provisions in the contracts.

THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR THEIR SHARES. This condition is met as there are no such net-cash settlement provisions in the contracts.

THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT. This condition was met. Paragraph 29 of EITF 00-19 states to be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the Company's bankruptcy. There are

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no provisions in the contracts that allow the convertible debenture holders to rank higher than those of a shareholder of the stock underlying the contracts or that gave the counterparty any of the rights of a creditor in the event of the Company's bankruptcy.

THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON. This condition was met as there was no requirement to post collateral of any kind under any circumstances related to the Company contracts.


         The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know.




                                   Sincerely,

                                   /s/ PETER J. GENNUSO
                                   ----------------------
                                   Peter J. Gennuso




Cc: Jeffrey Zwicker, CFO HC Innovations, Inc.